

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 28, 2014

Via E-Mail
Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

   RE: Hudson Global, Inc.
     Preliminary Proxy Statement filed by Lone Star Value Investors, LP,
      Lone Star Value Investors GP, LLC, Lone Star Value Management, LLC,
      Jeffrey E. Eberwein, Bradley L. Radoff and Richard K. Coleman, Jr.
     Filed on March 19, 2014
     File No. 000-50129

Dear Mr. Wolosky:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Letter to Shareholders

1. The penultimate sentence of the first paragraph implies that the current Board lacks "appropriate and relevant skill sets and a shared objective of enhancing value for the benefit of all Hudson stockholders." Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with the factual support for this assertion. In this regard, please note that the factual foundation offered must be reasonable. See Note b. to Rule 14a-9.

2. We note the statements about including "direct stockholder representatives" on the Board and how your interests are "fully aligned" with the interests of other Hudson stockholders. Please tell us, with a view toward revised disclosure, whether any of the shares over which

any participant has beneficial ownership were acquired or are being held for the account of unaffiliated third parties, such as clients.

Background to the Solicitation, page 4

3.   Please refer to the penultimate bullet point on page 5. The context of the disclosure "despite Hudson's long history of poor performance" suggests either: (1) Mr. Marquez actually stated that quoted phrase to Mr. Eberwein; or (2) the incumbent directors stated that quoted phrase to Mr. Marquez, who then relayed it to Mr. Eberwein. If neither of these is correct, please revise accordingly.

Reasons for the Solicitation, page 6

4.   We note the concerns listed. For each, please revise to clarify how your nominees would address the concerns identified. For example, discuss "the actions that they believe are necessary to enhance stockholder value," as mentioned on page 10. As another example, explain whether the nominees seek to be appointed to the Company's compensation committee so that compensation practices may be modified and, if so, how modified. While we understand that a stockholder representative should chair such committee, it remains unclear if you mean one of your nominees should be chairman.

We Are Concerned With the Lack of Sufficient Stock Ownership . . ., page 8

5.   Please support the characterization of cash compensation to directors as "generous."

Proposal Number 1: Election of Directors, page 10

6.   We noticed the disclosure that "[e]ach of the Nominees may be deemed to be a member of the Group…for the purposes of Section 13(d)(3)…and accordingly may be deemed to beneficially own the shares of common stock owned directly by the other members of the Group." Please provide us with a brief legal analysis in support of this statement, or make revisions to the disclosure to remove the implication that membership in a group alone, without more, results in shared beneficial ownership among group members. Make conforming changes to the section titled "Additional Participant Information" if necessary.

Quorum; Broker Non-votes; Discretionary voting, page 15

7.   The second paragraph indicates that brokers will not have discretionary authority to vote on any of the proposals included in this filing. The last paragraph on this page implies that brokers will have discretionary authority to vote on proposal three. Please reconcile, and disclose the support for any conclusion reached that in a contested election, a broker still may retain discretionary authority to vote on any routine proposals to be introduced and voted upon at the meeting.

Incorporation by Reference, page 19

8.   If the participants intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if a decision is made to disseminate the proxy statement prior to the distribution of the Company's proxy statement, the participants must undertake to provide the omitted information to security holders. Please advise as to the participants' intent in this regard.

Solicitation of Proxies, page 17

9.   We note that proxies will be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Form of Proxy Card

10.   Refer to the third paragraph of the card in bold and capital letters. A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote. As currently written with bracketed drafting language, the card does not appear to specify how the shares will be voted with respect to Proposal 2. Please revise accordingly. Refer to Exchange Act Rule 14a-4(b)(1). Please make corresponding changes to the proxy statement itself to the extent necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
March 28, 2014
Page 4

  Please direct any questions to Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641.

         Sincerely,

         /s/ Geoff Kruczek

         Geoff Kruczek
         Attorney-Advisor
         Office of Mergers & Acquisitions